UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

BLUEKNIGHT ENERGY PARTNERS, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
09625U109
(CUSIP Number)
Janice V. Sharry, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5562
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,512,786 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,512,786 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,512,786 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 1,935,842 Common Units that MSD Torchlight, L.P. has the right to acquire within 60 days upon conversion of 1,935,842 Series A Preferred Units.

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS MSD Torchlight, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,512,786 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,512,786 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,512,786 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 1,935,842 Common Units that MSD Torchlight, L.P. has the right to acquire within 60 days upon conversion of 1,935,842 Series A Preferred Units.

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS Michael S. Dell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,512,786 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,512,786 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,512,786 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 1,935,842 Common Units that MSD Torchlight, L.P. has the right to acquire within 60 days upon conversion of 1,935,842 Series A Preferred Units.

This Amendment No. 6 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Units of the Partnership filed December 16, 2010 by the Reporting Persons with the Securities and Exchange Commission (the “Commission”), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed December 23, 2010 by the Reporting Persons with the Commission, Amendment No. 2 to the Schedule 13D filed January 24, 2011 by the Reporting Persons with the Commission, Amendment No. 3 to the Schedule 13D filed March 2, 2011 by the Reporting Persons with the Commission, Amendment No. 4 to the Schedule 13D filed March 21, 2011 by the Reporting Persons with the Commission and Amendment No. 5 to the Schedule 13D filed April 29, 2011 by the Reporting Persons with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby supplemented as follows:
“MSD Torchlight exercised the Rights and acquired 1,935,842 Series A Preferred Units for an aggregate purchase price of approximately $12,582,973 using general working capital.”
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented as follows:
“The Partnership conducted a rights offering to the holders of its Common Units, whereby the Partnership distributed to each holder of record, as of 5:00 p.m., New York City time, on September 27, 2011 (the “Record Date”), 0.5412 subscription rights (the “Rights”) for each Common Unit held of record as of the Record Date, which entitled such holder to purchase one Series A Preferred Unit of the Partnership at a subscription price of $6.50 per Series A Preferred Unit (the “Rights Offering”). The Rights expired on October 31, 2011. Upon exercise of the Rights, the Reporting Persons acquired 1,935,842 Series A Preferred Units for investment purposes.
The Series A Preferred Units are convertible into Common Units at the holder’s election on a one-for-one basis at a conversion price of $6.50 per Common Unit. The Series A Preferred Units are convertible into Common Units at the option of the Partnership in various instances as described in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, which is filed as Exhibit 99.10 hereto and is incorporated herein by reference.”
Item 5. Interest in Securities of the Issuer.
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
“Except as described in Item 3 above, no transactions in the Common Units were effected during the past sixty days by the Reporting Persons.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented as follows:
“As described in Item 4 above, the Partnership distributed the Rights to each holder of record as of the Record Date. Pursuant to the terms of the Total Return Swap, MSD Torchlight had the right to determine whether the Total Return Swap should also include 280,950 Series A Preferred Units with a reference price of $6.50. On October 31, 2011, MSD Torchlight notified Citibank of its election to include the 280,950 Series A Preferred Units as part of the Total Return Swap with a reference price of $6.50. Under the terms of the Total Return Swap (i) MSD Torchlight will be obligated to pay to Citibank any negative price performance of the 280,950 Series A Preferred Units subject to the Total Return Swap as of the expiration date of the Total Return Swap, plus interest, and (ii) Citibank will be obligated to pay to MSD Torchlight any positive price performance of the 280,950 Series A Preferred Units subject to the Total Return Swap as of the expiration date of such Total Return Swap. Any dividends that would be payable on 280,950 Series A Preferred Units during the term of the Total Return Swap will be paid to MSD Torchlight.”

Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission)

99.2
Letter to Blueknight Energy Partners G.P., L.L.C., dated December 16, 2010 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Units of the Partnership filed December 16, 2010 by the Reporting Persons with the Commission)

99.3	Letter to MSD Capital, dated December 21, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed December 21, 2010 by the Partnership with the Commission)
99.4
Letter to Blueknight Energy Partners G.P., L.L.C., dated December 23, 2010 (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Schedule 13D relating to the Common Units of the Partnership filed December 23, 2010 by the Reporting Persons with the Commission)

99.5
Letter to Blueknight Energy Partners G.P., L.L.C. and CB-Blueknight, LLC, dated January 24, 2011 (incorporated herein by reference to Exhibit 99.5 to Amendment No. 2 to the Schedule 13D relating to the Common Units of the Partnership filed January 24, 2011 by the Reporting Persons with the Commission)

99.6
Joint Filing Agreement (incorporated herein by reference to Exhibit 99.6 to Amendment No. 3 to the Schedule 13D relating to the Common Units of the Partnership filed March 2, 2011 by the Reporting Persons with the Commission)

99.7
Non-Disclosure Agreement, dated March 1, 2011 (incorporated herein by reference to Exhibit 99.7 to Amendment No. 3 to the Schedule 13D relating to the Common Units of the Partnership filed March 2, 2011 by the Reporting Persons with the Commission)

99.8
Amendment to Non-Disclosure Agreement, dated March 18, 2011 (incorporated herein by reference to Exhibit 99.8 to Amendment No. 4 to the Schedule 13D relating to the Common Units of the Partnership filed March 21, 2011 by the Reporting Persons with the Commission)

99.9
Non-Disclosure Agreement, dated April 28, 2011 (incorporated herein by reference to Exhibit 99.9 to Amendment No. 5 to the Schedule 13D relating to the Common Units of the Partnership filed April 29, 2011 by the Reporting Persons with the Commission)

99.10
Fourth Amended and Restated Agreement of Limited Partnership of Blueknight Energy Partners, L.P., dated September 14, 2011 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed September 14, 2011 by the Partnership with the Commission)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2011	MSD CAPITAL, L.P.

	By:	MSD Capital Management LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker Name: Marc R. Lisker
Title: Manager and General Counsel

MSD TORCHLIGHT, L.P.

	By:	MSD Capital, L.P.
	Its:	General Partner

	By:	MSD Capital Management LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker Name: Marc R. Lisker
Title: Manager and General Counsel

MICHAEL S. DELL

	By:	/s/ Marc R. Lisker Name: Marc R. Lisker
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission)

99.2
Letter to Blueknight Energy Partners G.P., L.L.C., dated December 16, 2010 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Units of the Partnership filed December 16, 2010 by the Reporting Persons with the Commission)

99.3	Letter to MSD Capital, dated December 21, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed December 21, 2010 by the Partnership with the Commission)
99.4
Letter to Blueknight Energy Partners G.P., L.L.C., dated December 23, 2010 (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Schedule 13D relating to the Common Units of the Partnership filed December 23, 2010 by the Reporting Persons with the Commission)

99.5
Letter to Blueknight Energy Partners G.P., L.L.C. and CB-Blueknight, LLC, dated January 24, 2011 (incorporated herein by reference to Exhibit 99.5 to Amendment No. 2 to the Schedule 13D relating to the Common Units of the Partnership filed January 24, 2011 by the Reporting Persons with the Commission)

99.6
Joint Filing Agreement (incorporated herein by reference to Exhibit 99.6 to Amendment No. 3 to the Schedule 13D relating to the Common Units of the Partnership filed March 2, 2011 by the Reporting Persons with the Commission)

99.7
Non-Disclosure Agreement, dated March 1, 2011 (incorporated herein by reference to Exhibit 99.7 to Amendment No. 3 to the Schedule 13D relating to the Common Units of the Partnership filed March 2, 2011 by the Reporting Persons with the Commission)

99.8
Amendment to Non-Disclosure Agreement, dated March 18, 2011 (incorporated herein by reference to Exhibit 99.8 to Amendment No. 4 to the Schedule 13D relating to the Common Units of the Partnership filed March 21, 2011 by the Reporting Persons with the Commission)

99.9
Non-Disclosure Agreement, dated April 28, 2011 (incorporated herein by reference to Exhibit 99.9 to Amendment No. 5 to the Schedule 13D relating to the Common Units of the Partnership filed April 29, 2011 by the Reporting Persons with the Commission)

99.10
Fourth Amended and Restated Agreement of Limited Partnership of Blueknight Energy Partners, L.P., dated September 14, 2011 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed September 14, 2011 by the Partnership with the Commission)